March 1, 2010

Mr. Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Chicago Bridge & Iron Company N.V.
Form 10-K for Fiscal Year Ended December 31, 2008
Definitive Proxy filed March 25, 2009
File No. 001-12815

Dear Mr. O’Brien:

Thank you for your letter dated February 23, 2010, with additional comments with regard to the above-referenced filing (the “2009 Proxy”) made by Chicago Bridge & Iron Company N.V. (“CB&I”) and CB&I’s earlier response to those comments on February 9, 2010. We have provided below CB&I’s responses to your additional comments set forth in your letter. To facilitate your review, each of CB&I’s responses is presented beneath the corresponding comment. Another copy of our initial response (the “Response”)is also attached for your convenience.

Definitive Proxy Statement

Annual Incentive Compensation, page 20

1.	Refer to your response to comment 7 in our letter dated January 28, 2009. Please understand that you must disclose all previously established goals unless you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. Although you have released the backlog, free cash flow, ethics, and safety performance objectives in your response to comment 7, you still have not justified omission of these objectives from your 2009 Item 402 disclosure. Please provide us with a detailed explanation supporting your conclusion with respect to your 2009 disclosure. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations

The competitive harm from these disclosures is clear, and as discussed below amply justifies omitting the numeric targets and relative weightings from the Item 402 disclosure in the 2009 Proxy. However, given (1) the Commission’s interest in the disclosure of these performance objectives; (2) our desire to candidly and fully respond to the Commission’s comments; and (3) the balance of the degree of competitive harm against the Commission’s interest, the decision was made to give you the backlog, free cash flow, ethics and safety performance numeric targets and relative weightings in our Response, notwithstanding the resulting public disclosure. And, in light of that public disclosure and the Commission’s interest, the decision was made as stated in our Response to disclose similar information in future proxy filings. Our decisions do not alter the facts justifying exclusion of that information from the 2009 Proxy under Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations (“Question 118.04”) at the time the 2009 Proxy was prepared, based on the lack of materiality of that information, and the competitive harm such disclosures create.

The 2009 Proxy disclosed the performance measures of backlog, free cash flow, ethics and safety that were considered in awarding incentive compensation. The items not disclosed were their relative weighting and the numeric targets. As stated in the 2009 Proxy and further explained in the Response, those performance goals are derived from CB&I’s business planning process. Disclosure of those goals and objectives thus discloses what CB&I’s backlog, free cash flow, ethics and safety objectives were, what the actual results in backlog, free cash flow, ethics and safety were, what its business planning process projected for attainment of those objectives, and (flowing from that) management’s success or failure in accomplishing the business planning objectives.

While these items are no doubt of interest to shareholders in evaluating CB&I’s financial performance as reflected in backlog and free cash flow, and its performance in ethics and safety, the initial question as stipulated in Question 118.04 is whether the targets are material “in the context of the company’s executive compensation policies” (emphasis added). Here, omission of those objectives did not conceal how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed target levels, since we stated in the 2009 Proxy (page 20) that target levels of both our financial and nonfinancial performance measures “are expected to be achievable based on attainment of the Company’s business plan.” In addition, the actual incentive compensation decision made for 2008 (as discussed in the 2009 Proxy and the Response) was the O&C Committee’s decision to award incentive compensation to executive officers on the same basis as incentive compensation was awarded to other management employees.

In these facts and circumstances, with the actual compensation decision and award to executive officers arising from the decision whether or not to apply that formula, or any formula, to the named executive officers, the materiality to the compensation decision of the disclosures in question — what CB&I’s backlog, free cash flow, ethics and safety objectives were, what the actual results in backlog, free cash flow, ethics and safety were, what its business planning process projected for attainment of those objectives — is questionable at best.

Assuming, however, that those disclosures are material in the context of CB&I’s executive compensation policies, their disclosure, nevertheless, clearly present competitive harm, for many of the same reasons addressed in the Response with respect to disclosure of future years’ EPS predictions. With specific reference to the disclosures at issue here:

(1) Disclosure of the targets provides insight into CB&I’s confidential business plan. CB&I has already disclosed that such targets are derived from its business plan. Thus, in the language of Question 188.04, “a competitor or contractual counterparty could extract from the targets information about the company’s ... business strategy that the competitor or counterparty could use to the company’s detriment.” More specifically and considering the specific facts of CB&I’s competitive and contractual situation, disclosure of the targets enables CB&I’s competitors to measure CB&I’s performance against the plan. Competitors can determine the extent to which CB&I’s contract bids may be constrained or influenced by its projected backlog or free cash flow (or its failure to meet or exceed its objectives in backlog or free cash flow) or its stress on safety (or ethics). This knowledge in turn would assist competitors in determining CB&I’s likely bids on contracts, enabling them more easily to underbid CB&I on those contracts. The same information enhances the negotiating leverage of our contractual counterparties to exact contract concessions.

(2) Disclosure even of historical targets gives competitors (and contractual counterparties) insight into CB&I’s historical business plan development and forecasting practices, which can be extrapolated into current or future periods.

(3) As discussed in the Response, CB&I’s compensation practices are themselves competitively sensitive. In the E&C industry, the award of new contracts (to us or our competitors) can create substantial and immediate demands for managerial talent even if conditions in the industry generally remain depressed. Since the metrics establish annual incentive levels not only for the named executive officers but also for eligible CB&I management generally, competitors (and E&C recruiting firms) can use this information when recruiting and hiring E&C managers or seeking to recruit CB&I’s own management talent — potentially including but not limited to our executive officers — to other employment.

(4) CB&I does not necessarily have the ability to even the playing field by using the same disclosures by its competitors and counterparties against them. Many of our competitors and counterparties — particularly for larger and overseas projects — do not have securities publicly traded in the United States and therefore do not make corresponding disclosures of their own business plans and targets. (There are only about a dozen large E&C companies, most based outside the United States, that compete with CB&I for the large overseas projects that generate approximately 70% of CB&I’s revenue in 2010.) And within the United States many of our competitors, particularly for smaller “bread-and-butter” jobs, are closely held, likewise not making similar disclosures.

For the foregoing reasons, the omission of the performance goals and objectives at issue from the 2009 Proxy is fully justified under Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 on the grounds of competitive harm.

2.	We reissue comment 8 in our letter dated January 28, 2010. Provide a materially complete description of the correlation between performance under your performance-based annual incentive program and the payouts actually made to each of your named executive officers in 2008. Please understand that discussion of the various items of corporate and individual performance that the Organization & Compensation Committee considered must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2008. In response to comment 7, you reference a target performance matrix yet you have not provided any discussion of how you apply the matrix in deriving the payouts awarded for this component of compensation nor have you provided any substantive analysis or insight into why the Committee determined that the level of compensation was appropriate in light of the factors considered.

We believe item 7 of our Response explained how the Committee determined to award the levels of cash incentive compensation. That response set out the elements of the target performance matrix, although stated in subparagraphs and not in matrix form. The Committee determined to apply these metrics as a result of the business planning process described in item 7 of the Response and to encourage accomplishment of these key elements of the business plan.

As to the Committee’s determination that the level of compensation was appropriate in light of the factors considered, the Committee determined, after the degree of performance was ascertained, to award the specific level of incentive compensation to participating management employees because that was the level called for by the levels of achievement of the established targets for performance measures. The Committee next determined to award the same specific level of incentive compensation for named executive officers reported in the 2009 Proxy because it believed the named executive officers should receive cash incentive compensation on the same basis as participating management employees, notwithstanding the lack of achievement in earnings per share.

In further explanation of how the targets were applied in deriving the incentive compensation awarded for this component of compensation, the process was to take the achieved performance levels for the measures that exceeded threshold performance, multiply that by the percentage of the individual’s incentive compensation target that may be payable as incentive compensation for target achievement of that performance measure (its weighting), and sum the resulting percentages. Thus, the free cash flow measure accounted for 20% of the potential award, so that 20% of the incentive compensation target would be available as incentive compensation if free cash flow were achieved at target. In fact, free cash flow was achieved at 12.55% of target resulting in a potential 2.5% of an individual’s target incentive compensation (20% times 12.55%) as the portion of the award based on that measure. For ethics and safety, there were no minimum or maximum levels, only a single target for achievement, which was met (as discussed in the Response), and since each of those items created a potential award of 10% of the individual’s incentive compensation target, the total potential award was 22.5% of the individual’s incentive compensation target. (The total incentive compensation targets for the named executive officers were disclosed in column (d) of the Grants of Plan-Based Awards Table on page 25 of the 2009 Proxy.)

Out of the 22.5% of incentive compensation earned, forfeitures of $296,334 resulted in an additional 7.47% of a participant’s incentive compensation target being paid to each of the 305 participating employees (an average of $971.58 per participant). Thus, the actual incentive compensation award for named executive officers (as shown in column (g) of the Summary Compensation Table on page 23 of the 2009 Proxy) equaled 29.97% of their target incentive compensation.

Long-Term Incentives, page 6

3.	Refer to comment 9 in our letter dated January 28, 2010. Please clarify whether you intend to disclose the earnings per share objectives at the end of the three-year performance period to which payouts correlate. If you do not intend to disclose the earnings per share targets at the culmination of the relevant performance cycle, please provide enhanced justification under Instruction 4 of Item 402(b) of Regulation S-K that centers your argument on how competitive harm could ensue through disclosure of historical corporate-level earnings per share data. When analyzing the payouts associated with performance shares, we continue to expect a meaningful discussion of how you derived specific payouts based on performance or non-performance of the earnings per share objective.

Our performance shares vest (or are forfeited) in tranches in each of three years depending on performance for that year. That is, one-third of the performance shares granted in 2009 may vest in 2010 based on 2009 performance. Also, one-third of the performance shares granted in 2008 may vest in 2010 based on 2009 performance, and the same applies to the performance shares granted in 2007.

We believe in these circumstances the most meaningful disclosure is to describe the extent to which the current year’s tranche of performance shares granted in each of the three previous years has vested based on performance in the current year. Thus, the compensation discussion and analysis covering 2009 will describe the extent to which 2009 performance permits vesting in 2010 for the 2009 tranche of performance shares granted in each of 2007, 2008 and 2009. In that connection we expect to disclose the earnings per share targets for 2009.

Please contact David Delman (CB&I’s Chief Legal Officer) at (832) 513-1040, or me at (832) 513-1119 if you have any questions about this letter.

Sincerely yours,

/s/ Ronald A. Ballschmiede

Ronald A. Ballschmiede